Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 14, 2020 (except Note 1, as to which the date is September 1, 2020) with respect to the combined financial statements and schedule of NEWCO, a wholly-owned business of Fortive Corporation, and our report dated February 14, 2020 with respect to the balance sheet of Vontier Corporation in the Registration Statement (Form S-1) and the related Prospectus of Vontier Corporation for the registration of 33,507,410 shares of its common stock.

/s/ Ernst & Young LLP

Raleigh, NC

December 28, 2020